July 14, 2010

By EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	AllianceBernstein Holding L.P. and AllianceBernstein L.P.
Forms 10-K for the year ended December 31, 2009
File Nos. 1-9818 and 0-29961

Dear Mr. Hartz:

We are responding to your comment letter dated June 23, 2010 concerning our response to your letter dated May 11, 2010 regarding the Forms 10-K filed February 11, 2010 by AllianceBernstein Holding L.P. (“Holding”) and AllianceBernstein L.P. (“AllianceBernstein”).  The words “we” and “our” in our responses refer collectively to Holding and AllianceBernstein, or to their officers and employees.  Where the context requires distinguishing between Holding and AllianceBernstein, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your questions and set forth our responses directly below each question.

Investment Advisory and Services Fees, page 39

1.	We note your response to our prior comment one and have the following comments:
●	Please provide your proposed disclosures to qualitatively discuss the factors which contribute to inflows and outflows of client money.
●
Notwithstanding the fact that you are unable to distinguish and correlate the thought process of your clients with your gross inflows and outflows, we would expect you to have some insight regarding the conditions of the financial market and your underlying product and services such that you can analyze and discuss the underlying cash inflows and outflows of your AUM.  Please show us your proposed disclosures.

●
Your response to the fourth bullet indicates that you will summarize the increases and decreases in average AUM using the roll-forward tables as references.  Please confirm that this summary will textually discuss the underlying reasons for changes in AUM and provide your proposed disclosures.

Response:  Please see Appendix 1 for proposed disclosures regarding discussion of our AUM in our MD&A.  The proposed disclosure depicts the format and information we intend to disclose in future filings, commencing with our Second Quarter 2010 Form 10-Q.  We have used first quarter 2010 data for presentation purposes because the data for the second quarter is not complete at this time.

Bernstein Research Services, page 40

2.	We have read your response to prior comment four. Please provide your proposed disclosures.

Response:  The proposed disclosure below depicts the format and granularity of information we intend to disclose in future filings, commencing with our Second Quarter 2010 Form 10-Q.  We have used 2009 data for presentation purposes because the data for the second quarter is not complete at this time.

Revenues from Bernstein Research Services decreased $37.1 million, or 7.9%, in 2009 from the prior period.  The decrease was due primarily to a 9.0% decrease in U.S. revenues as a result of a 17.0% decrease in pricing, partially offset by a 3.8% increase in shares traded.  Electronic, or “low-touch”, trading represents a growing percentage of buy-side trading activity and produces transaction fees for execution-only services that are lower than traditional full service fee rates.  Although electronic trading has lower pricing per share, such trading allows us to trade increasing amounts of shares.  As a result, blended pricing for the brokerage industry including Bernstein Research has declined in recent years.  In addition, fee rates charged by Bernstein Research and other brokers for traditional brokerage services have also historically experienced price pressure, and we expect these trends to continue.

Investment Gains (Losses), page 40

3.
We note your response to prior comment five.  Please explain why you believe that including the details of gross realized and unrealized gains and losses would not contribute materially to an understanding of net gains (losses) from your investment activities.  It appears to us that including this information would provide additional transparency to a reader.

Response:  Our primary business is research and asset management.  Our proprietary investments, and the resulting investment gains and losses on these investments, are not a core strategy that drives our business success.

Our deferred compensation-related investments are the primary source of our investment gains and losses.  Deferred compensation awards in 2009 and 2010 consisted solely of restricted Holding Units.  However, prior to 2009, employees receiving deferred compensation awards had the option to allocate a portion of their award to notional investments in company-sponsored investment products (primarily mutual funds).  Increases in the value of the notional investments in company-sponsored investment products increase the company’s compensation liability to employees, while decreases in the value of the investments decrease the company’s liability.  The company would generally purchase an amount of these investments equivalent to the notional investments selected by the employees and hold them in a consolidated trust to economically hedge its exposure to valuation changes on its future obligations.  Mark-to-market gains or losses on these investments are recognized in investment gains and losses as they occur.  However, for the company’s liability to employees, the impact of cumulative mark-to-market gains or losses is recognized as increases or decreases in compensation expense ratably over the remaining vesting period.  As a result, there will not be a direct correlation between current period deferred compensation-related investment gains or losses recognized in revenues and the amortization of cumulative mark-to-market investment gains or losses recognized in compensation expense.  Although there can be significant volatility from period to period as the value of these investments changes, if a participant remains employed by the company over the entire vesting period of the award, mark-to-market investment gains or losses recognized in revenues will equal mark-to-market investment gains or losses recognized in compensation expense.

Other investment gains and losses are recognized on investments in our consolidated venture fund (of which we retain 10% and 90% belongs to non-controlling interests) and seed money investments.

As such, considering that the investment gains and losses: (1) of our deferred compensation-related investments (which are chosen by our employees) in most instances have no impact on net income over the life of the investment, (2) of our consolidated venture fund investments are 90% eliminated in the “non-controlling interest” line of the income statement, and (3) of our seed investments are minimal, we don’t believe that investors, analysts and other users of our financial statements are concerned with the amount of gross investment gains and gross investment losses on these investments.  Rather, they only want to know where we end up, on a net basis, at the end of each reporting period.

Net Income of Consolidated Entities Attributable to Non-Controlling Interest, page 42

4.
We note you will expand disclosure regarding the higher gains on investments owned by your consolidated venture capital fund.  Please confirm that this will be in the context of the 90% non-controlling interest.  If not, please explain how you will address the changes in this investment in future filings.

Response:  We confirm that our expanded disclosure will be in the context of the 90% non-controlling interest.

Capital Resources and Liquidity, page 43

5.
We have read your proposed disclosures provided in your response to prior comment ten.  Please ensure that you also include a textual discussion related to the material items impacting operating cash flows.  In this regard, we assume a textual discussion would have been required for the material cash flows related to the timing of changes in assets and liabilities in your 2008 vs. 2007 disclosures.

Response:  In future filings we will include a textual discussion related to the material items impacting operating cash flows, which will include material cash flows related to the timing of changes in assets and liabilities.  In regard to the timing of changes in assets and liabilities in our 2008 vs. 2007 disclosure, the variance is primarily due to a lower increase in segregated securities which is a component of our broker dealer Rule 15c3-3 segregation requirement calculation.

6.
You indicate in your response to prior comment eleven that Available Cash flow in most instances is the number of Units outstanding multiplied by diluted earnings per Unit.  Given that diluted earnings per Unit is a GAAP performance measure, fully explain to readers what Available Cash Flow represents.  If this is not a liquidity measure, please change the name of this measure to delete the term “cash”.  Please provide your proposed disclosures for this as well as your discussion of the reasons for any instances where the distribution per Units is not equal to the diluted earnings per Unit for the period.

Response:  Available Cash Flow is a defined term under the Partnership Agreements of both Holding and AllianceBernstein and thus, we do not think it would be appropriate (and would be quite confusing to investors) to delete the term “Cash”.  We do consider Available Cash Flow to be a liquidity measure since Holding and AllianceBernstein are required to distribute this entire amount each quarter.  We cross-reference the defined term to Note 2 of the financial statements where the term is fully explained.  Our proposed disclosure in Holding’s MD&A (AllianceBernstein would have a similar disclosure) is as follows:

Holding is required to distribute all of its Available Cash Flow, as defined in the Holding Partnership Agreement, to its unitholders (including the General Partner).  Typically, Available Cash Flow is the diluted earnings per unit for the quarter multiplied by the number of units outstanding at the end of the quarter.  However, the General Partner, in its sole discretion, can retain cash flow for use in the business.  See Note 2 to the condensed financial statements contained in Item 1 for a description of Available Cash Flow.

If you have any questions, please do not hesitate to contact me at (212) 756-1842.

Sincerely,

/s/ John B. Howard
John B. Howard
Chief Financial Officer
AllianceBernstein Holding L.P. and AllianceBernstein L.P.

Appendix 1

Assets Under Management

Assets under management by distribution channel were as follows:

	As of March 31,
	2010	2009	$ Change	% Change
	(in billions)

Institutions	$297.0	$257.8	$39.2	15.2%
Retail	127.8	90.9	36.9	40.6
Private Client	76.5	62.0	14.5	23.3
Total	$501.3	$410.7	$90.6	22.1

Assets under management by investment service were as follows:

	As of March 31,
	2010	2009	$ Change	% Change
	(in billions)
Equity
Value:
U.S.	$44.8	$37.4	$7.4	19.6%
Global & international	124.6	100.1	24.5	24.5
	169.4	137.5	31.9	23.1
Growth:
U.S.	37.5	29.8	7.7	25.8
Global & international	53.7	46.2	7.5	16.2
	91.2	76.0	15.2	20.0
Total Equity	260.6	213.5	47.1	22.0
Fixed Income:
U.S.	115.1	105.2	9.9	9.4
Global & international(1)	77.2	55.3	21.9	39.7
	192.3	160.5	31.8	19.8
Other(2):
U.S.	27.1	17.7	9.4	53.1
Global & international(1)	21.3	19.0	2.3	12.3
	48.4	36.7	11.7	32.0
Total:
U.S.	224.5	190.1	34.4	18.0
Global & international	276.8	220.6	56.2	25.5
Total	$501.3	$410.7	$90.6	22.1
___________________________
(1) Certain client assets were reclassified among investment services to more accurately reflect how these assets are managed by our firm.

 (2) Includes index, structured, asset allocation services and other non-actively managed AUM.

Changes in assets under management for the three-month and twelve-month periods ended March 31, 2010 were as follows:

	Distribution Channel				Investment Service
	Institutions	Retail	Private Client	Total	Value Equity	Growth Equity	Fixed Income	Other	Total
	(in billions)

Balance as of December 31, 2009	$300.0	$120.7	$74.8	$495.5	$171.2	$94.1	$184.3	$45.9	$495.5
Long-term flows:
Sales/new accounts	3.5	10.5	2.1	16.1	2.3	2.5	10.4	0.9	16.1
Redemptions/terminations	(9.9)	(6.3)	(1.5)	(17.7)	(6.7)	(6.0)	(4.9)	(0.1)	(17.7)
Cash flow/unreinvested dividends	(2.2)	(1.7)	(0.9)	(4.8)	(2.9)	(1.4)	(0.3)	(0.2)	(4.8)
Net long-term inflows (outflows)	(8.6)	2.5	(0.3)	(6.4)	(7.3)	(4.9)	5.2	0.6	(6.4)
Market appreciation	5.6	4.6	2.0	12.2	5.5	2.0	2.8	1.9	12.2
Net change	(3.0)	7.1	1.7	5.8	(1.8)	(2.9)	8.0	2.5	5.8
Balance as of March 31, 2010	$297.0	$127.8	$76.5	$501.3	$169.4	$91.2	$192.3	$48.4	$501.3

	Distribution Channel				Investment Service
	Institutions	Retail	Private Client	Total	Value Equity	Growth Equity	Fixed Income	Other	Total
	(in billions)

Balance as of March 31, 2009	$257.8	$90.9	$62.0	$410.7	$137.5	$76.0	$160.5	$36.7	$410.7
Long-term flows:
Sales/new accounts	14.4	28.8	7.8	51.0	9.2	6.7	29.6	5.5	51.0
Redemptions/terminations	(50.7)	(24.1)	(6.5)	(81.3)	(39.7)	(21.4)	(18.7)	(1.5)	(81.3)
Cash flow/unreinvested dividends	(16.6)	(7.9)	(5.4)	(29.9)	(12.5)	(5.5)	(6.0)	(5.9)	(29.9)
Net long-term inflows (outflows)	(52.9)	(3.2)	(4.1)	(60.2)	(43.0)	(20.2)	4.9	(1.9)	(60.2)
Market appreciation	92.1	40.1	18.6	150.8	74.9	35.4	26.9	13.6	150.8
Net change	39.2	36.9	14.5	90.6	31.9	15.2	31.8	11.7	90.6
Balance as of March 31, 2010	$297.0	$127.8	$76.5	$501.3	$169.4	$91.2	$192.3	$48.4	$501.3

Average assets under management by distribution channel and investment service were as follows:

	Three Months Ended March 31,
	2010	2009	$ Change	% Change
	(in billions)
Distribution Channel:
Institutions	$294.2	$266.9	$27.3	10.2%
Retail	121.5	92.8	28.7	31.0
Private Client	74.4	64.2	10.2	15.9
Total	$490.1	$423.9	$66.2	15.6
Investment Service:
Value Equity	$165.4	$148.2	$17.2	11.6
Growth Equity	89.6	79.4	10.2	12.9
Fixed Income	188.4	160.9	27.5	17.1
Other	46.7	35.4	11.3	32.0
Total	$490.1	$423.9	$66.2	15.6

Our institutional average assets under management increased $27.3 billion, or 10.2% for the three months ended March 31, 2010, primarily as the result of market appreciation of 35.7% offset by net outflows of 20.5% over the last twelve months.  Market appreciation occurred across all product services.  Institutions had net outflows across all product services except for U.S. Other services.

Our retail average assets under management increased $28.7 billion, or 31.0% for the three months ended March 31, 2010, primarily as the result of market appreciation of 44.1% offset by net outflows of 3.5% over the last twelve months.  Market appreciation occurred across all product services.  Retail had net outflows across our U.S. and Global Growth Equity and Value Equity services, mostly offset by net inflows in Global Fixed Income and Other services.

Our private client average assets under management increased $10.2 billion, or 15.9% for the three months ended March 31, 2010, primarily as the result of market appreciation of 29.9% offset by net outflows of 6.6% over the last twelve months.  Market appreciation occurred across all product services.  Private Client had net outflows in U.S. and Global Growth Equity and Value Equity services, but net inflows in U.S. and Global Fixed Income and Other services.

Over the last four quarters net flows have improved in all three distribution channels.  Institutions net outflows have decreased from $18.7 billion in the second quarter of 2009 to $8.6 billion in the current quarter as the outflows in equities was partially offset by improved flows in fixed income and other services.  Retail flows have turned positive, demonstrating net inflows of $2.5 billion in the current quarter as opposed to net outflows of $3.5 billion in the second quarter of 2009, driven by strong sub-advisory sales internationally.  Private Client net outflows of $0.3 billion in the current quarter have significantly improved from the net outflows of $1.8 billion in the second quarter of 2009.

Overall, over the past four quarters, we have experienced net outflows in our Equity services and net inflows in our Fixed Income services.  We believe this is primarily attributable to our investment performance in the short-term and long-term relative to benchmarks and relative to other investment managers.  Other contributing factors include conditions of financial markets, the experience of the portfolio manager, the client’s overall relationship with AllianceBernstein, the level and quality of client servicing, recommendations of consultants, and changes in clients’ investment preferences and liquidity needs.

Annual absolute investment composite returns and relative performance compared to benchmarks for certain representative value, growth, blend and fixed income services were as follows:

	Three months ended March 31, 2010	Twelve months ended March 31, 2010

Global Value
Annualized return	2.1	58.8
Relative return (vs. MSCI World Index – net)	(1.2)	6.4
International Value
Annualized return	0.6	57.9
Relative return (vs. MSCI EAFE Index – net)	(0.3)	3.5
U.S. Diversified Value
Annualized return	7.5	54.6
Relative return (vs. Russell 1000 Value Index)	0.7	1.0
Global Research Growth
Annualized return	1.6	46.3
Relative return (vs. MSCI World Index – net)	(1.7)	(6.1)
International Large Cap Growth
Annualized return	(0.4)	46.9
Relative return (vs. MSCI EAFE Index – net)	(1.3)	(7.6)
U.S. Large Cap Growth
Annualized return	2.4	45.2
Relative return (vs. Russell 1000 Growth Index)	(2.3)	(4.5)
Global Blend
Annualized return	1.9	52.9
Relative return (vs. MSCI World Index – net)	(1.4)	0.6
International Blend
Annualized return	0.3	52.5
Relative return (vs. MSCI EAFE Index – net)	(0.6)	(1.9)
Emerging Market Blend
Annualized return	1.8	88.6
Relative return (vs. MSCI EM Index – net)	(0.6)	7.5
Strategic Core Plus (fixed income)
Annualized return	3.1	20.8
Relative return (vs. Custom Index)	1.2	12.7
Global Plus (fixed income)
Annualized return	0.9	24.2
Relative return (vs. Barclays Global Aggregate)	1.2	14.0
Emerging Market Debt (fixed income)
Annualized return	5.0	45.0
Relative return (vs. JMP EMBI Global)	0.8	15.8